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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

June 25, 2002 News Release
July 8, 2002 News Release

P.G.
7/11/02

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 22 2002
WASH, D.C. 155

For the month of July, 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

PROCESSED
JUL 24 2002
THOMSON
FINANCIAL

P

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date July 11, 2002

By [signature]
(Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

02046963

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ID BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

ID BIOMEDICAL ANNOUNCES STRONG NASAL IMMUNE RESPONSES IN FLUINSURE™ CLINICAL TRIAL

- ***FluINsure™, stimulated statistically significant mucosal antibody responses***
- ***Responses were equal to, or greater than, those reported for live attenuated intranasal influenza vaccines in the same population***

Vancouver, BC – July 8, 2002 – ID Biomedical Corporation announced today that analysis of nasal antibody levels from the Company's Phase I Clinical Trial of FluINsure™, a novel subunit influenza vaccine for nasal administration, showed that all dose levels of the vaccine tested gave statistically-significant increases in nasal antibodies against the influenza viruses represented in the vaccine. These findings complement the encouraging serum antibody response data that were reported previously from this study.

The Phase I trial was conducted at the Clinical Trials Research Center (CTRC) at Dalhousie University and the IWK Health Centre in Halifax, Nova Scotia by Dr. Scott Halperin, Professor of Pediatrics and the CTRC's Director. The double-blinded placebo-controlled study focused on the safety and immunogenicity of four escalating doses of FluINsure in 78 healthy adult volunteers.

Louis Fries, M.D., Vice President for Clinical and Regulatory Affairs for ID Biomedical, said, "With this new data, we have expanded our understanding of the immune responses evoked by FluINsure. We were able to demonstrate statistically significant increases in the levels of secretory IgA (sIgA) antibodies in nasal washings that are directed against all three viruses in the trivalent vaccine. These results are very encouraging, especially when coupled to the strong serum antibody responses we reported earlier. There is an

increasing appreciation of the role of virus-specific sIgA antibody in the nose and respiratory tract as an important mediator of influenza immunity. We were also pleased to find that, when compared to published data regarding the cold-adapted live virus nasal vaccine in healthy adults, FluINsure induced nasal sIgA responses in at least as great a proportion of subjects, and that the magnitude of these responses was as great as, or greater than, those reported in subjects who received the live vaccine."

Data from the clinical trial will be presented in greater detail by Dr. Halperin at the 42nd Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in San Diego, CA, on 29 September, 2002 (www.icaac.org/42ICAAC/Accepts.asp).

FluINsure has recently entered Phase II Trials designed to determine an optimal formulation and dose, and expand its safety and immunogenicity database.

FluINsure is based on the Company's proprietary Proteosome™ vaccine delivery/adjuvant technology. The flu vaccine is created by combining Proteosome proteins with a purified preparation of influenza proteins that includes the hemagglutinin protein. Importantly, unlike some other nasal influenza vaccines in development, FluINsure contains no live viruses. Intranasal vaccines based on the Proteosome delivery system, and incorporating a variety of antigens in addition to influenza, have now been tested in over 320 people and have had a good safety profile.

About ID Biomedical

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market

acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Anthony F. Holler
Chief Executive Officer

I D
BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

ID BIOMEDICAL ANNOUNCES PHASE II ENROLLMENT OF FLUINSURE AND STEPTAVAX

Vancouver, BC – June 25, 2002 – ID Biomedical announced today that it has begun enrolling subjects into Phase II Clinical Trials of both FluINsure™ and StreptAvax™.

The Phase II trial of FluINsure, the Company's intranasal trivalent influenza vaccine, is a randomized, double-blind and concurrent placebo-controlled study. The design of the Phase II builds on data from ID Biomedical's Phase I trial of FluINsure, which evaluated four escalating doses of FluINsure in 78 healthy adult volunteers. The trial will generate expanded human safety and immunogenicity data that will be used to optimize the vaccine formulation and dosing regimen.

FluINsure is based on the Company's proprietary vaccine delivery/adjuvant technology, Proteosomes™. The flu vaccine is created by combining Proteosomes with a purified preparation of influenza proteins that includes the hemagglutinin protein. Importantly, unlike some other nasal influenza vaccines in development, FluINsure contains no live viruses. Intranasal vaccines based on the Proteosome delivery system, and incorporating a variety of different antigens, have now been tested in over 300 people and have had a very encouraging safety profile.

The Phase II trial of StreptAvax™ is a randomized and blinded study that will evaluate the safety and immunogenicity of this novel multivalent vaccine against the group A streptococcus in approximately 70 healthy adult volunteers. This study will also enroll a group of subjects who will receive a licensed hepatitis vaccine on an identical schedule, thereby providing a control group for comparison of vaccine reactions and safety. With

positive results, ID Biomedical will proceed to examine the safety and immune response of the vaccine in healthy children. StreptAvax is being developed primarily for use in immunization of pre-school aged children.

StreptAvax is a multivalent recombinant vaccine developed to cover 26 serotypes of group A streptococcus. According to data obtained from the US Centers for Disease Control and Prevention (CDC) and ongoing epidemiologic studies in the US and Canada, these serotypes are believed to be responsible for causing the vast majority of group A streptococcus-related diseases.

Group A streptococcus is responsible for common infections of the throat ("strep throat') and skin. Left untreated, these infections can lead to life threatening diseases such as necrotizing fasciitis ("flesh eating disease") and toxic shock syndrome. In addition, infections with group A streptococci can trigger a variety of serious "post-streptococcal diseases," including rheumatic fever, post-streptococcal glomerulonephritis (a form of kidney disease), and neurologic abnormalities. In the United States alone it is estimated that there are 25-35 million doctor visits each year for suspected group A streptococcal infections, making it one of the most common childhood illnesses for which no preventative vaccine exists.

About ID Biomedical

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of

technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Anthony E. Holler, CEO